UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Ryerson Tull, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

78375P107
(CUSIP Number)

Oscar Isaac Goldstuck
Chief Financial Officer
Macsteel Service Centres SA
P.O. Box 7729
Johannesburg 2000, South Africa
(011) 871 0000

with a copy to:

Stephen A. Landsman, Esq.
Piper Rudnick LLP
203 North LaSalle Street
Chicago, Illinois, 60601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

CUSIP No. 78375P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

Eric Samson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Africa

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH		73,770

	8	SHARED VOTING POWER
		1,215,430

	9	SOLE DISPOSITIVE POWER
		73,770

	10	SHARED DISPOSITIVE POWER
		1,215,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,289,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 78375P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

The Second Dave Samson Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Africa

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH		591,000

	8	SHARED VOTING POWER
		0

	9	SOLE DISPOSITIVE POWER
		591,000

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

591,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.38%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 78375P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

The Eric Samson Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Africa

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH		624,330

	8	SHARED VOTING POWER
		0

	9	SOLE DISPOSITIVE POWER
		624,330

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.51%

14	TYPE OF REPORTING PERSON

OO

This Amendment No. 2 to Schedule 13D amends only Items 3, 4, 5 and 7 of the Schedule 13D and otherwise restates the entire text of the Schedule 13D previously filed with the Securities and Exchange Commission, other than the text of the exhibits previously filed pursuant to Item 7 of the Schedule 13D.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $1.00 per share (the “Shares”), of Ryerson Tull, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2621 West 15th Place, Chicago, Illinois 60608.

Item 2. Identity and Background.

     This Schedule 13D is being filed by (i) Eric Samson, a citizen of South Africa, (ii) The Second Dave Samson Trust, a trust organized under the laws of South Africa (the “Trust”), and (iii) The Eric Samson Foundation, a trust organized under the laws of South Africa (the “Foundation”). The principal business address and the address of the principal office of each of the Trust and the Foundation is P.O. Box 7729, Johannesburg 2000, South Africa. Mr. Samson’s principal occupation or employment is acting as Co-Chairman of Macsteel Holdings (Pty) Limited, a South African company (“Macsteel Holdings”), engaged in the steel services industry. The principal address of Macsteel Holdings (and Mr. Samson’s business address) is 187 Rivonia Road, Morningside, Sandton, P.O. Box 8370, Johannesburg 2000, South Africa.

     The name, principal occupation or employment and business address of each of the trustees of the Foundation (the “Foundation Trustees”) are as follows: (i) Eric Samson (information disclosed above), (ii) Arthur Eaton Browne, retired and non-executive director of Macsteel Holdings, c/o Macsteel Holdings (address disclosed above), (iii) Steven Alan Levitt, consultant and non-executive director of Macsteel Holdings, c/o Macsteel Holdings (address disclosed above), (iv) Franki-Sue Cohen, non-executive director of Macsteel Holdings, c/o Macsteel Holdings (address disclosed above), and (v) Oscar Isaac Goldstuck, Chief Financial Officer of Macsteel Service Centres SA (Pty) Limited, a South African company and subsidiary of Macsteel Holdings (“Macsteel Service”), P.O. Box 7729, Johannesburg 2000, South Africa, which is also Mr. Goldstuck’s business address.

     The name, principal occupation or employment and business address of each of the trustees of the Trust (the “Trust Trustees”) are as follows: (i) Eric Samson (information disclosed above), (ii) Sheila Iris Samson, non-executive director of Macsteel Holdings, c/o Macsteel Holdings (address disclosed above), (iii) Jeffrey Stanley Samson, Senior Vice President of Macsteel Service Centres USA, a subsidiary of Macsteel Holdings located at 737 North Michigan Avenue, Suite 210, Chicago, Illinois 60611, which is also Mr. Samson’s business address, (iv) Jack Raymond Gerber, Co-Chairman of Macsteel Holdings, c/o Macsteel Holdings (address disclosed above), (v) Arthur Eaton Browne (information disclosed above), (vi) Chris Ferro Liebenberg, a non-executive director of Macsteel Holdings and Chairman of Necor Limited, a South African bank holding company located at 135 Rivonia Road, Sandown 2196, P.O. Box 1144, Johannesburg, South Africa, which is also Mr. Liebenberg’s business address, and (vii) Steven Alan Levitt (information disclosed above).

     All of the Foundation Trustees and Trust Trustees are citizens of South Africa except for Mr. Gerber, who is a citizen of Great Britain.

     None of the Trust, Foundation or Mr. Samson, nor any Trust Trustee or Foundation Trustee, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws. To the best of the Registrants’ knowledge, except for Mr. Samson, who beneficially owns Shares as disclosed herein, and Mr. Gerber, who may be deemed to beneficially own 33,200 Shares held by a trust of which Mr. Gerber is a beneficiary, none of the Trust Trustees or Foundation Trustees own any Shares. Mr. Gerber disclaims beneficial ownership of such 33,200 Shares.

Item 3. Source and Amount of Funds or Other Consideration.

     The Shares to which this statement relates were purchased by Mr. Samson, the Trust and the Foundation with personal funds of Mr. Samson, Trust funds and Foundation funds, respectively.

Item 4. Purpose of Transaction.

     Registrants purchased the Shares to which this statement relates to acquire equity in the Issuer at what they believed were attractive prices. Affiliates of certain of the Registrants have participated and continue to participate in business transactions with the Issuer and from time to time have discussed with the Issuer the steel industry generally and other matters of common interest. Depending on price, availability, market conditions and other factors that may affect their investment judgment, Registrants may acquire additional Shares or dispose of any or all of their Shares in the open market or otherwise. Registrants also may propose or consider proposing or entering into one or more transactions with the Issuer, including a mutually agreed business combination. Registrants reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Registrants.

Item 5. Interest in Securities of the Issuer.

     (a) As of the close of the business day on February 19, 2004, Registrants may be deemed to beneficially own, in the aggregate, 1,289,200 Shares, representing approximately 5.19% of the Issuer’s outstanding Shares (based upon the 24,828,641 Shares stated to be outstanding as of November 12, 2003 by the Issuer in Amendment No. 1 to the Issuer’s Form 10-Q filing relating to the period ended September 30, 2003, filed with the Securities and Exchange Commission on January 26, 2004). Of these 1,289,200 Shares, Mr. Samson, the Trust and the Foundation beneficially own 73,770, 591,100 and 624,330 Shares, respectively, which represent approximately 0.30%, 2.38% and 2.51% of the Issuer’s outstanding Shares, respectively (based on 24,828,641 Shares outstanding). As described in Item 5(b), Mr. Samson may be deemed for certain purposes to beneficially own all 1,289,200 Shares owned by the Registrants.

     (b) Mr. Samson has sole voting and dispositive power with regard to 73,770 Shares and may be deemed to have shared voting and dispositive power with respect to an additional 1,215,430 Shares. Each of the Trust and Foundation has sole voting and dispositive power with regard to 591,100 and 624,330 Shares, respectively.

     Mr. Samson, by virtue of his relationship to the Trust and Foundation (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the Shares which the Trust and Foundation directly beneficially own. Mr. Samson disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, and the table includes commissions paid.

Registrant	Date	No. of Shares Sold	Price Per Share
Trust	01/22/2004	22,600	$11.77
Trust	01/23/2004	12,100	$11.75
Trust	01/26/2004	22,400	$11.75
Trust	01/30/2004	35,800	$11.75
Eric Samson	02/06/2004	5,000	$11.85
Eric Samson	02/09/2004	30,800	$11.90
Eric Samson	02/10/2004	90,000	$11.77
Eric Samson	02/18/2004	100,000	$13.25
Eric Samson	02/19/2004	165,000	$13.27

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

1.	Joint Filing Agreement*
2.	Power of Attorney for Eric Samson and The Eric Samson Foundation*
3.	Power of Attorney for The Second Dave Samson Trust*

*Previously filed as an exhibit to the Schedule 13D

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004

By:	/s/ Stephen A. Landsman

Name:	Stephen A. Landsman

Attorney-in-Fact for:

Eric Samson(1) The Eric Samson Foundation(1) The Second Dave Samson Trust(1)

(1)A Power of Attorney authorizing Stephen A. Landsman to execute this Amendment No. 2 to Schedule 13D on behalf of this person or entity has previously been filed as an Exhibit to the Schedule 13D.